Mail Stop 6010


						June 22, 2005



VIA U.S. MAIL AND FAX (218) 825-0721

Mr. Michael R. Day
Chief Financial Officer
Nature Vision, Inc.
213 Northwest 4th Street
Brainerd, Minnesota 56401

	Re:	Nature Vision, Inc.
		Form 10-KSB for the year ended December 31, 2004


Dear Mr. Day:

      We have reviewed your response dated May 26, 2005 and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. In our comments, we asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the year ended December 31, 2004

Note 2. Reverse Merger, page F-12

1. Please refer to prior comment 5. We continue to have questions about your method of accounting for the shares issued to Mr. Kiphart.
We note that you gave Mr. Kiphart a discount of 30% from the market price of the shares. Please explain in greater detail the rationale supporting your estimate of fair value. We generally believe that the market value of the shares should be accepted as strong evidence of the fair value of the shares. Please provide us with additional support for the fair value assigned to these shares. Also, cite the accounting guidance upon which you relied. It appears to us that Mr.
Kiphart, as a director, would be considered an employee for purposes of accounting for the shares as discussed in Question 2, of FIN 44.
Please advise.

2. Please refer to prior comment 6. We note that your "pro forma adjustments" are for the elimination of the historical depreciation expense on property and equipment and amortization expense on identifiable intangible assets owned by Photo Control Corporation prior to the merger. The effects of historical events should not be eliminated to arrive at pro forma data. Please refer to Rule 11-02(b)(6) of Regulation S-X. Revise or advise.



      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments

      You may contact Julie Sherman, Staff Accountant, at (202)
551-
3640, or me at (202) 551-3554 if you have questions. In this regard, do not hesitate to contact Martin James, the Senior Assistant
Chief
Accountant, at (202) 551-3671.



								Sincerely,



								Angela Crane
								Branch Chief
Mr. Michael R. Day
Nature Vision, Inc.
June 21, 2005
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